UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signatures	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: June 10, 2010

Exhibit 99.1

Vimicro Reports First Quarter 2010 Financial Results

BEIJING – June 9, 2010 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced financial results for the first quarter ended March 31, 2010.

First Quarter 2010

Net revenue in the first quarter of 2010 was $20.1 million, compared to $10.0 million in the first quarter of 2009 and $23.7 million in the fourth quarter of 2009. The significant increase from the prior year period reflects strong demand for the Company’s notebook camera and TD-SCDMA based 3G mobile multimedia processors and general improvements in the global economic conditions. Gross margin was 33.6% compared to 29.7% of revenue in the fourth quarter.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “First quarter 2010 outperformed typical seasonal trends as demands for notebook and mobile multimedia products are strong. Notebook product unit shipments increased 33 percent over last quarter driven by strong purchasing trends from tier-one global brands. More importantly, we began volume shipments of our TD-SCDMA based 3G mobile multimedia processors with high ASPs during the quarter.

First quarter 2010 net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $5.7 million, which included $1.2 million in share-based compensation expense and $1.7 million IP/Software purchase expense. After excluding loss attributable to non-controlling interest, net loss attributed to Vimicro was $4.4 million in the first quarter, or $0.12 loss per ADS (each representing four ordinary shares), compared to a net loss of $6.7 million, or $0.19 loss per ADS, in the first quarter of 2009 and a net loss of $0.6 million, or $0.02 loss per ADS, last quarter.

Dr. Deng concluded, “Over the past year, Vimicro has made significant progress in leveraging our core technology expertise and intellectual property to expand our business from a single product line into new high growth market segments. As we look to the second half of the year, we are well positioned to benefit from new product cycles in the 3G market, and in the security and surveillance market, as well as continued growth in our notebook lines. Collectively, these growth initiatives will assist in moving the Company toward our goal of profitability.”

Business Outlook

For the second quarter of 2010, the Company expects revenue to range between $24 million and $26 million, representing 28 percent to 39 percent growth over the $18.7 million reported in the second quarter of 2009, and 19 percent to 29 percent sequential growth over the first quarter. The expected growth is primarily driven by strong orders of Vimicro’s notebook cameras processors as well as increasing contribution from TD-SCDMA based 3G mobile multimedia products.

Financial Results Conference Call and Webcast

Vimicro will host a conference call and Webcast June 9, 2010 at 6:30 p.m. Eastern Time to discuss the Company’s recent results. Investors and other interested parties may access the call by dialing 800-659-1966 (or +1-617-614-2711 outside of the U.S.) with the pass code 89023174, at least 10 minutes prior to the start of the call.

In addition, an audio Webcast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Webcast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until June 16, 2010 at midnight (ET). The replay number is 888-286-8010 with a pass code of 99669983. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of March 31, 2010, which was RMB 6.8263 to $1.00.

For further information about Vimicro, please contact:

Investor Contacts:

Jack Guo, Vice President of Investor Relations

Phone: +86-10-6894-8888 ext. 7379

Email: jackguo@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2010 Q1	2009 Q4	2009 Q1
	(unaudited)	(unaudited)	(unaudited)
Net revenue	20,110	23,732	10,022
Cost of revenue	(13,351)	(16,673)	(7,140)

Gross profit	6,759	7,059	2,882

Operating expenses:
Research and development, net	(8,750)	(6,706)	(5,965)
Selling and marketing	(1,457)	(1,867)	(992)
General and administrative	(3,208)	(2,838)	(2,856)

Total operating expenses	(13,415)	(11,411)	(9,813)

Loss from operations	(6,656)	(4,352)	(6,931)
Other income/(expense):
Interest income	309	321	352
Foreign exchange (loss)/gain, net	(35)	(34)	9
Gain on disposal of available-for-sale securities	—	1,949	—
Others, net	861	614	(17)

Loss before income taxes	(5,521)	(1,502)	(6,587)

Income taxes expense	(172)	(91)	—

Net loss	(5,693)	(1,593)	(6,587)

Less: (loss)/income attributable to non-controlling interest	(1,285)	(993)	67

Loss attributed to Vimicro International Corporation	(4,408)	(600)	(6,654)

Other comprehensive income/(loss):
Foreign currency translation adjustment	33	(29)	(35)
Unrealized gain/(loss) on marketable equity securities	13	(1,472)	730

Comprehensive loss	(5,647)	(3,094)	(5,892)
Less: comprehensive (loss)/income attributable to non-controlling interest	(1,285)	(990)	60

Comprehensive loss attributable to Vimicro International Corporation	(4,361)	(2,104)	(5,952)

Loss per share
Basic	(0.03)	(0.00)	(0.05)

Diluted	(0.03)	(0.00)	(0.05)

Loss per ADS
Basic	(0.12)	(0.02)	(0.19)

Diluted	(0.12)	(0.02)	(0.19)

Weighted average number of ordinary shares outstanding
Basic	147,657,701	147,518,482	137,772,235

Diluted	147,657,701	147,518,482	137,772,235

Weighted average number of ADS outstanding
Basic	36,914,425	36,879,621	34,443,059

Diluted	36,914,425	36,879,621	34,443,059

Components of share-based compensation expenses are included in the following expense captions:
R&D	(532)	(437)	(538)
S&M	(56)	(52)	(86)
G&A	(575)	(437)	(613)

Total	(1,163)	(926)	(1,237)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended March 31, 2010			Three months ended December 31, 2009			Three months ended March 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(6,656)	1,163	(5,493)	(4,352)	926	(3,426)	(6,931)	1,237	(5,694)
(Loss)/income attributed to Vimicro International Corporation	(4,408)	1,163	(3,245)	(600)	926	326	(6,654)	1,237	(5,417)

Diluted (loss)/income per ADS	(0.12)	0.03	(0.09)	(0.02)	0.03	0.01	(0.19)	0.03	(0.16)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.